EXHIBIT A

Via Email

April 1, 2024

Members of the Board of Directors

c/o Stephen G. Oswald

Chairman, President and CEO

Ducommun Incorporated

200 Sandpointe Avenue

Suite 700

Santa Ana, CA 92707-5759

RE: Indication of Interest for Acquisition of Ducommun Incorporated

Stephen,

Albion River LLC’s affiliate Ignium LP (“Albion”) is a proud shareholder of Ducommun Incorporated (“Ducommun” or the “Company”). We currently own 1,321,216 common shares, representing over 9% of the Company’s outstanding shares.

Ducommun is a good business run by a solid team. That being said, we do not believe the public markets are the ideal setting for you to execute your strategy and maximize shareholder value over either the near- or long-term. Ducommun shares trade at a significant valuation discount relative to competitors operating at much larger scale. The Company’s stock price has stagnated over time, which we believe is unlikely to change while Ducommun remains a subscale public company. Your story, as well as your future ambitions, is not understood by the market, and likely too nuanced for investors involved in a thinly traded, small cap security to fully appreciate.

We are writing to express our strong interest in acquiring all the outstanding shares of Ducommun for a purchase price of $60 per share in cash, based on our review of public information regarding the Company. This represents a ~17% premium to the closing price on the last trading day prior to the delivery of this letter, and a ~21% premium to the Company’s 30-day volume weighted average trading price.

It is our desire to work with management to execute your strategy as a private company. However, as a fiduciary, we encourage you to run a thorough auction process and to determine the highest and best offer for a sale of Ducommun. While we would be an enthusiastic participant in such a process, our sole priority is to ensure the best possible outcome for all Ducommun shareholders.

Albion’s Successful Track Record and Strategic Rationale:

Albion is a private direct investment firm focused on acquiring companies that produce highly technical Defense Products & Services. Albion is led by its group of partners and is supported by a team of expert advisors and an extensive network of industry and government professionals. Our capital comes exclusively from a handful of family offices and select institutional investors, enabling us to take a long-term view and hold businesses until they have reached their potential under our stewardship.

Albion has a successful track record of investing in Defense-oriented companies supporting U.S. and allied interests globally with similar or greater enterprise values, including: (i) American Pacific (formerly NASDAQ: APFC) with Huntsman Family Investments, the sole domestic producer of solid rocket fuel (sold to AE Industrial Partners in February 2020); (ii) Sparton Corporation (formerly NYSE: SPA) with Cerberus Capital Management, the leading U.S. manufacturer of anti-submarine and undersea warfare technologies (sold to Elbit Systems of America in April 2021); (iii) MDA (TSX: MDA), a global leader in space robotics and satellite components; and (iv) our recent acquisition of Maytag Aircraft LLC, whose global operations focus on aircraft fueling services, air terminal and ground handling services, and base operations support to the US Department of Defense.

As you can see, we are an experienced strategic investor and acquiror of companies like yours. We have been able to generate successful outcomes in these past situations that benefited all stakeholders, and we are confident we can replicate this type of result for Ducommun.

Our desire is to retain all Company executives. We do not expect to divest any material part of Company’s business. To the contrary, we intend to invest in and support Ducommun’s businesses and look forward to ensuring continued growth.

Additional Offer Details

Price:

A purchase price of $60 per share, in cash, which represents an enterprise value of ~$1.1 billion based on an estimated fully-diluted share count of ~14.8 million and outstanding net debt of ~$220 million, per the most recent Company reports.

Financing:	The definitive agreement will not be contingent on financing. However, we will require your cooperation in obtaining committed debt financing.

Acquiring Entity:	The acquiring entity for the Company will be an affiliate of Albion Platform Holdings LLC (“Platform Co”).

Timing:	If given access to management and cooperation in the financing process, we believe we will be in a position to execute definitive documentation in 90 days.

As noted above, we will support and participate in a formal process to obtain the highest and best price for the Company for the benefit of all shareholders.

Management Team:	Albion intends that the Company’s management team and key employees will continue to work at the Company for many years post-closing. Albion further expects to honor current management contracts and encourages you to view a movement to private ownership as a way of continuing your strategy without the burdens and costs of public company operations. Albion plans to establish an equity incentive pool for key members of management on terms to be agreed that are no less favorable than the equity compensation in place today.

Approvals:	Execution of mutually acceptable definitive transaction and related agreements will be conditioned upon final board approval by Platform Co and the Company.

Regulatory:	Albion is a United States investor, owned and controlled by US Citizens. We do not own a competing business. We have substantial experience in acquiring defense businesses and we do not believe there would be any material regulatory issues in completing this transaction.

Contact Information:	Should you have any questions, please feel free to contact the undersigned:

Darren Farber

Managing Partner

Phone: +1-703-302-0207

Email: darren.farber@albionriver.com

It is understood that this letter is a non-binding indication of interest only, and nothing in this letter shall create a binding obligation on the part of any party hereto. This non-binding indication of interest remains contingent upon, among other things (i) satisfactory completion of our due diligence review of the Company, (ii) the receipt of financing for the transaction, and (iii) the negotiation and execution of a mutually acceptable definitive merger agreement containing customary terms and conditions.

While we would have preferred to keep our initial discussions regarding our proposal privately, since we currently own more than 5% of the outstanding shares of the Company, we will be required to file this letter as an exhibit to a Schedule 13D filing with the SEC.

We would therefore appreciate a response to this letter on or prior to April 4, 2024 at 5 pm (Eastern) and are requesting a meeting with you at your earliest convenience. Albion and our advisors are available to address any questions you may have in the meantime.

Very truly yours,

Albion River LLC

By:
Name:	Darren Farber
Title:	Managing Partner

cc:	Mark Schneiderman, Partner and General Counsel
Christos Tsentas, Partner

Eliot W. Robinson
Jonathan Nesher
(Bryan Cave Leighton Paisner LLP)

Dan Zacchei
(Longacre Square Partners LLC)